EXHIBIT NO. 11

Computation of Per Share Earnings

	Year Ended December 31
	2005	2004	2003
	(Amounts in thousands, except per share amounts)
BASIC:

Average shares outstanding	25,138	25,130	24,878

Net income	$52,878	$56,682	$55,716

Net income per common share	$2.10	$2.26	$2.24

DILUTED:

Average shares outstanding	25,138	25,130	24,878

Net effect of the assumed exercise of
stock options-based on the treasury
stock method using average market price	55	88	66
	25,193	25,218	24,944

Net income	$52,878	$56,682	$55,716

Net income per common share	$2.10	$2.25	$2.23